Exhibit 1.01

PepsiCo, Inc. Conflict Minerals Report
For the calendar year ended December 31, 2022

Introduction and Background
This Conflict Minerals Report (this “Report”) of PepsiCo, Inc. (“PepsiCo”) was prepared pursuant to Rule 13p-1 (together with Form SD, the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information when a public company manufactures or contracts to manufacture products that contain conflict minerals that are necessary to the functionality or production of those products if the company has reason to believe that the conflict minerals may have originated in the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). As defined by the Rule, and for the purposes of this Report, the conflict minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives as limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

PART I. COMPANY AND PRODUCT OVERVIEW
PepsiCo is a leading global convenient foods and beverage company with a complementary portfolio of brands, including Lay's, Doritos, Cheetos, Gatorade, Pepsi-Cola, Mountain Dew, Quaker, and SodaStream. Through its operations, authorized bottlers, contract manufacturers and other third parties, PepsiCo makes, markets, distributes and sells a wide variety of convenient foods and beverages, serving customers and consumers in more than 200 countries and territories. On December 5, 2018, PepsiCo acquired all of the outstanding shares of SodaStream International Ltd. (“SodaStream”), a manufacturer and distributor of sparkling water makers. SodaStream develops, manufactures, distributes and sells sparkling water makers and exchangeable carbon-dioxide cylinders, along with consumables, including carbon-dioxide refills, reusable carbonation bottles and flavors to add to the sparkling water.

PepsiCo conducted an analysis of the products that it manufactures or contracts to be manufactured and found that three models of SodaStream’s sparkling water makers that were sold during calendar year 2022 contained electronic circuit boards and other electrical components which contain one or more Conflict Minerals. PepsiCo also determined that Conflict Minerals can be found in the brass components within SodaStream’s sparkling water makers and in the brass valves on SodaStream’s carbon-dioxide cylinders. While brass mainly consists of copper and zinc, brass may contain trace quantities of tin as an impurity in the other metals. These products are collectively referred to in this Report as the “Covered Products.” With the exception of the Covered Products, PepsiCo did not manufacture or contract to manufacture any other products that contain Conflict Minerals that are necessary to the functionality or production of those products.
As detailed below, based on the good faith reasonable country of origin inquiry regarding the Conflict Minerals in the Covered Products, PepsiCo had reason to believe that certain of the Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.

PART II.  DESIGN OF CONFLICT MINERALS PROGRAM
PepsiCo’s due diligence measures have been designed to conform to, in all material respects, the five-step framework laid out by the Organization for Economic Co-operation and Development in its OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition

(2016), including the related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”). However, as described above, with the exception of the Covered Products manufactured by SodaStream, PepsiCo does not manufacture or contract to manufacture products that contain Conflict Minerals necessary to the functionality or production of those products. Therefore, certain steps of the OECD Guidance have been designed by PepsiCo to be limited to SodaStream and its supply chain as detailed below.

OECD Step 1: Establish strong Company management systems
Conflict Minerals Policy
PepsiCo has adopted a Conflict Minerals Policy that sets forth its commitment to responsibly sourcing minerals and establishes its expectations of its suppliers. This policy is available on PepsiCo’s website. Information on PepsiCo’s website is not and should not be considered part of, nor is it incorporated by reference into, this Report.

Internal Management Systems
PepsiCo has an internal team consisting of cross-functional team members from the procurement, legal and finance departments charged with executing PepsiCo’s due diligence processes and with training employees outside of the team on their roles and responsibilities in connection with due diligence and compliance.

Supply Chain Controls System
Neither PepsiCo nor SodaStream does any direct business with any smelters or refiners of Conflict Minerals. As “downstream” companies, generally there are multiple tiers between PepsiCo, SodaStream and the source of raw materials that enter the manufacturing process. Therefore, PepsiCo must rely on SodaStream’s direct suppliers to work with their upstream suppliers to provide PepsiCo with accurate information about the origin of Conflict Minerals in the materials and parts that are purchased by SodaStream for the Covered Products.

For Covered Products, PepsiCo utilizes the Conflict Minerals Reporting Template (the “Template”) of the Responsible Business Alliance. The Template is designed to facilitate the transfer of information from suppliers in the supply chain regarding each mineral’s country of origin and the smelters and refiners being utilized for such mineral.

Supplier Engagement
PepsiCo communicates with its in-scope suppliers to ensure they are aware of the Rule and that each in-scope supplier is expected to have a conflict minerals policy in place and to implement a system to trace the origin of any Conflict Minerals in its supply chain, including by collecting the information called for by the Template.

Grievance Mechanism
PepsiCo maintains a third-party confidential hotline service and conflict minerals e-mail address that provides a mechanism to ask questions or report concerns about potential violations of the Conflict Minerals Policy.

OECD Step 2: Identify and assess risks in the supply chain
SodaStream identifies those suppliers from which it purchases components or materials for the Covered Products that may include Conflict Minerals and provides a list of those suppliers to PepsiCo. SodaStream then conducts an annual survey of these in-scope suppliers using the Template. Unresponsive suppliers are issued follow-up requests and survey responses are reviewed for completeness and accuracy.

SodaStream received responses from all of the in-scope suppliers for calendar year 2022, including the names and locations of smelters and refiners from which such suppliers were able to determine it sourced Conflict Minerals. However, some suppliers indicated they were unable to identify all the smelters and refiners in their supply chains. The information received from suppliers was then analyzed and reviewed against the Responsible Minerals Initiative’s (“RMI”) list of smelters and refiners that have received an “active” or “conformant” designation through the Responsible Minerals Assurance Process (“RMAP”). The RMAP “conformant” list is composed of smelters and refiners that have successfully completed an independent third-party audit and were found to have systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities. The RMAP “active” list includes those smelters or refiners that are currently engaged in the RMAP but for which a conformance determination has not yet been made.

OECD Step 3: Design and implement a strategy to respond to identified risks
The members of the internal Conflict Minerals teams collaborate as and when necessary to assess the progress of PepsiCo’s compliance program and provide updates for relevant senior management with respect to the due diligence process and filing of Form SD and this Report.

OECD Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices
Due to PepsiCo’s downstream position in the supply chain, it does not have a direct relationship with smelters and refiners, nor does it perform direct audits of the smelters and refiners that provide SodaStream’s supply chain with the Conflict Minerals contained in the Covered Products. PepsiCo relies upon industry efforts to influence smelters and refiners to undergo audits and become certified through the RMAP.

OECD Step 5: Report on supply chain due diligence
This Report and the accompanying Form SD are publicly filed by PepsiCo with the U.S. Securities and Exchange Commission and available on PepsiCo’s website. Information on PepsiCo’s website is not and should not be considered part of, nor is it incorporated by reference into, this Report.

PART III. RESULTS OF OUR DUE DILIGENCE MEASURES
Responses were received from all in-scope suppliers for calendar year 2022. Based on the information provided by those in-scope suppliers, PepsiCo believes that the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed in Appendix A attached to this Report. However, due to the challenges of tracing sources of Conflict Minerals in a multi-tier supply chain and because many suppliers continue to provide us with company-level information and not product specific information (meaning that they reported the smelters and refiners that processed Conflict Minerals in all of their products, rather than solely those that processed Conflict Minerals for specific products sold to SodaStream), PepsiCo cannot be certain that these smelters and refiners were in fact in SodaStream’s supply chain. Further, some suppliers were unable to identify all the smelters and refiners in their supply chains and therefore PepsiCo also cannot be certain that other non-identified smelters or refiners were not in SodaStream’s supply chain.

The identified smelters and refineries are located in Belgium, Bolivia, Brazil, China, Indonesia, Japan, Malaysia, Peru, Poland, Republic of Korea, Rwanda, Spain, Switzerland, Taiwan, Thailand and the United States of America. PepsiCo compared the list of smelters and refiners to the RMAP “conformant” smelter and refiner lists and confirmed that all but one of the known smelters and refiners for calendar year 2022, including those that were reported by SodaStream’s in-scope suppliers as sourcing from a Covered Country, appear on the RMAP “conformant” list. The remaining smelter was identified on the RMAP “active” list and no certification status was available. In addition, because the RMI generally does not indicate individual countries of origin of the Conflict Minerals processed by “conformant” or “active” smelters and refiners, PepsiCo was not able to determine the countries of origin of the Conflict Minerals processed by the listed “conformant” or “active” smelters and refiners with greater specificity.

PART IV. FUTURE RISK MITIGATION EFFORTS
PepsiCo continually takes steps to improve its due diligence processes. Due diligence is an ongoing, proactive and reactive process. PepsiCo plans to continue to inform in-scope suppliers about their role in PepsiCo’s conflict minerals compliance program and continue to engage with in-scope suppliers to obtain current, accurate and complete information about its supply chain. In addition, we will continue working with these suppliers to obtain product level data specific to the Covered Products and continue to encourage suppliers to source from RMAP "conformant" smelters and refiners.

Forward-Looking Statements
Statements in this Report that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. Forward-looking statements inherently involve risks and uncertainties. For information on certain factors that could cause actual events or results to differ materially from our expectations, please see PepsiCo’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

APPENDIX A
CURRENTLY KNOWN SMELTER AND REFINER LIST

METAL	SMELTER / REFINER NAME	SMELTER / REFINER COUNTRY	SMELTER / REFINER IDENTIFICATION	RMAP SMELTER / REFINER STATUS
Tantalum	F&X Electro-Materials Ltd.	CHINA	CID000460	Conformant
Tin	Alpha	UNITED STATES OF AMERICA	CID000292	Conformant
Tin	Aurubis Beerse	BELGIUM	CID002773	Conformant
Tin	Aurubis Berango	SPAIN	CID002774	Conformant
Tin	CRM Synergies	SPAIN	CID003524	Conformant
Tin	CV Venus Inti Perkasa	INDONESIA	CID002455	Conformant
Tin	EM Vinto	BOLIVIA	CID000438	Conformant
Tin	Fenix Metals	POLAND	CID000468	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538	Conformant
Tin	Luna Smelter, Ltd.	RWANDA	CID003387	Conformant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105	Conformant
Tin	Mineracao Taboca S.A.	BRAZIL	CID001173	Conformant
Tin	Minsur	PERU	CID001182	Conformant
Tin	Mitsubishi Materials Corporation	JAPAN	CID001191	Conformant
Tin	Operaciones Metalurgicas S.A.	BOLIVIA	CID001337	Conformant
Tin	PT Aries Kencana Sejahtera	INDONESIA	CID000309	Conformant

Tin	PT Artha Cipta Langgeng	INDONESIA	CID001399	Conformant
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	CID002503	Conformant
Tin	PT Babel Surya Alam Lestari	INDONESIA	CID001406	Conformant
Tin	PT Bangka Serumpun	INDONESIA	CID003205	Conformant
Tin	PT Menara Cipta Mulia	INDONESIA	CID002835	Conformant
Tin	PT Mitra Stania Prima	INDONESIA	CID001453	Conformant
Tin	PT Mitra Sukses Globalindo	INDONESIA	CID003449	Conformant
Tin	PT Prima Timah Utama	INDONESIA	CID001458	Conformant
Tin	PT Rajawali Rimba Perkasa	INDONESIA	CID003381	Conformant
Tin	PT Refined Bangka Tin	INDONESIA	CID001460	Conformant
Tin	PT Sariwiguna Binasentosa	INDONESIA	CID001463	Conformant
Tin	PT Stanindo Inti Perkasa	INDONESIA	CID001468	Conformant
Tin	PT Sukses Inti Makmur	INDONESIA	CID002816	Conformant
Tin	PT Timah Nusantara	INDONESIA	CID001486	Active
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477	Conformant
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482	Conformant
Tin	Rui Da Hung	TAIWAN	CID001539	Conformant
Tin	Thaisarco	THAILAND	CID001898	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	CID002180	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	CID002036	Conformant

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158	Conformant
Gold	Argor-Heraeus S.A.	SWITZERLAND	CID000077	Conformant
Gold	Dowa	JAPAN	CID000401	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707	Conformant
Gold	LS-NIKKO Copper Inc.	REPUBLIC OF KOREA	CID001078	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	CID001149	Conformant
Gold	Shandong Gold Smelting Co., Ltd.	CHINA	CID001916	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd.	CHINA	CID001622	Conformant
Gold	Solar Applied Materials Technology Corp.	TAIWAN	CID001761	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CID001875	Conformant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	CID002224	Conformant